
June 6, 2023

Robert Cefail
President
American Stories Entertainment Inc.
1449 Wetherington Way
Palm Harbor, FL 34683

> **Re: American Stories Entertainment Inc.**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 2**
> **Filed May 23, 2023**
> **File No. 024-12104**

Dear Robert Cefail:

We have reviewed your amendment and have the following comment.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Post-qualification Amendment No. 2

General

1. Please revise to include the bonus shares in the number of securities offered. Please also include the value of the bonus shares in calculating the aggregate offering amount.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Rucha Pandit at (202) 551-6022 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Peter Wilke